Exhibit 99.1

The following risk factors update and supplement, and should be read together with, the risk factors previously provided under “Risk Factors” in Part I, Item 3.D. in SciSparc Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021:

Risks Related to Our Business Operations

From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. There can be no assurance that we will enter into any such definitive agreements. Similarly, we may strategically invest in transactions from time to time, and there can be no assurance that the value of our investment will increase or that it will not fluctuate.

From time to time, we may sign letters of intent and/or enter into term sheets or other similar arrangements that are subject to negotiation of definitive agreements. We may never enter into definitive agreements after signing a letter of intent and/or entering into a term sheet or other similar arrangement for a multitude of reasons, including, but not limited to, regulatory, operational, financial and other considerations. There may also be forces outside of our control that have an effect on our ability or decision as to whether we enter into such definitive agreements. As a result, there can be no assurance that upon signing a letter of intent and/or entering into a term sheet or similar arrangement, that we will enter into definitive documents. This could have a material adverse effect on our reputation and could cause us to incur expenses if any legal claims arise as a result thereof. For example, in November 2019, we entered into a memorandum of understanding with Heavenly Rx, Ltd., or Heavenly Rx, pursuant to which we and Heavenly Rx agreed to pursue a business combination. In accordance with the memorandum of understanding between the parties, any transaction between the parties remained subject to entry into definitive agreements, and to shareholder and regulatory approvals. We never entered into definitive agreements and do not expect to do so.

Similarly, we may strategically invest into various pharmaceutical companies. However, we can offer no assurance that the value of our investment will increase or that it will not fluctuate because the value of our investments may be adversely affected by a number of factors, such as negative changes in a company’s results of operations, cash flows, financial position and accounting impairment. For example, on March 31, 2022, we entered into an agreement with and invested in MitoCare X Bio Ltd., or MitoCare X, a newly founded company expected to focus on the discovery and development of potential drugs for cancers and other life-threatening conditions. The potential benefits of the agreement with MitoCareX or other potential investments may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position. Furthermore, on December 14, 2022 we have entered into a letter of intent with Jeffs’ Brands Ltd. for the sale of a 50% interest in our wholly owned subsidiary, SciSparc Nutraceuticals Inc., which owns WellutionTM, for $3 million in cash or a combination of cash and ordinary shares of Jeffs’ Brands Ltd., subject to an execution of a definitive agreement by the parties. The potential benefits of an agreement with Jeffs’ Brands Ltd., or other potential ventures may not materialize or may not be realized to the full extent, in a timely fashion, or at all, which may have a material adverse effect on our results of operations, cash flows and financial position.

Risks Related to Our Intended Corporate Restructuring Plan

The intended restructuring plan which involves transferring our pharmaceutical activities to a new wholly-owned subsidiary may not be completed in accordance with the expected plans or anticipated timeline, or at all, and may not achieve the expected results.

On January 25, 2023, we announced that our board of directors resolved to pursue a restructuring plan which involves transferring our pharmaceutical activities to a new wholly-owned subsidiary, or NewCo. As part of the restructuring plan, we will examine the possibility of listing NewCo on a leading stock exchange, while maintaining our controlling interest in NewCo such that we will continue to control our current business activities. We also intend to explore other potential new opportunities, activities and investments in a variety of sectors.

Any restructuring and possible listing of NewCo on a stock exchange may be subject to, among other things, market conditions, tax or other business analyses, regulatory approvals, receipt of any necessary consents, final approvals from our board of directors and satisfaction of any closing conditions to effectuate such corporate restructuring and listing of NewCo. There can be no assurance regarding the ultimate timing of the intended restructuring and listing of NewCo or that they will be completed at all.

Unanticipated developments or changes, including but not limited to, changes in the general or financial market conditions, possible delays in obtaining various regulatory and tax approvals, changes in the law, and challenges in executing the intended restructuring could delay or prevent the completion of the restructuring and listing of NewCo, or cause the restructuring and listing of NewCo to occur on terms or conditions that are different or less favorable than initially expected. These or other developments could cause us not to realize some or all of the expected benefits of the restructuring and listing of NewCo or to realize them on a different timeline than expected. If the restructuring and listing of NewCo do not occur, we could pursue other transactions involving our pharmaceutical activities.

The restructuring and listing of NewCo may not achieve the anticipated benefits and may expose us to additional risks.

We may not realize the anticipated strategic, financial, operational or other benefits of the restructuring and listing of NewCo. We cannot predict with certainty when the benefits expected from these transactions will occur or the extent to which they will be achieved. There is no assurance that following the restructuring and listing of NewCo that each separate company will be successful. Whether or not the restructuring and listing of NewCo is completed, we may face material challenges in connection with the intended transactions, including but not limited to, the diversion of management time on matters relating to the restructuring and listing of NewCo, the impact of having to operate under the terms of any transition service agreements, the impact on our ability to retain talent and potential impacts on our relationships with customers, suppliers, employees and other counterparties. In addition, we will incur one-time costs and ongoing costs in connection with, or as a result of, the restructuring and listing of NewCo, including costs of operating as independent, publicly-traded companies that the separate businesses will no longer be able to share. Those costs may exceed our estimates or could negate some of the benefits we expect to realize. Further, we have not yet analyzed whether the restructuring and listing of NewCo will be tax-free to our shareholders for U.S. federal income tax or Israeli tax purposes and there is no assurance that the restructuring and listing of NewCo will qualify for this treatment. If the restructuring and listing of NewCo is ultimately determined to be taxable, any of NewCo, our shareholders or us could incur income tax liabilities that could be significant. If we do not realize the anticipated benefits of the restructuring and listing of NewCo it could adversely affect our business, results of operations, cash flows and financial condition.

Following any restructuring and listing of NewCo, the trading price of our ordinary shares may fluctuate significantly.

We cannot predict whether the market value of our ordinary shares after any restructuring and listing of NewCo will be, in the aggregate, less than, equal to or greater than the market value of our ordinary shares prior to such transactions. The trading price of our ordinary shares may be more volatile around the time of the intended separation.

Risks Related to Our Subsidiary’s eCommerce Operations

We may be unable to successfully pursue, integrate, or execute upon our new subsidiary’s eCommerce operations business.

In 2022, we purchased Wellution™, a business and brand which sells hemp-based products on the Amazon.com marketplace.

Our management has limited prior experience in eCommerce business operations. There can be no assurance that we will be able to successfully implement our new business ventures or successfully operate within this industry. The successful integration of a new business also depends on our ability to manage the new business, realize forecasted synergies and full value from the combined business. Our business, results of operations, financial condition and cash flows could be materially adversely affected if we are unable to successfully integrate this new eCommerce business to our existing operations.

We may be unable to successfully integrate Wellution and any inability to do so may hinder our ability to grow, divert the attention of management and our key personnel, disrupt our business and impair our financial results.

Our subsidiary’s eCommerce operations rely on the Amazon.com marketplace and fulfillment by Amazon.com and changes to the Amazon.com marketplace, Amazon’s services and their terms of use may harm our business.

Wellution’s products are sold predominantly on the Amazon.com marketplace and orders are fulfilled entirely by Amazon.com utilizing the fulfilled by Amazon, or FBA, model. In order to continue to utilize the Amazon.com marketplace and FBA, we must comply with the applicable policies and terms of use relating to these services. Such policies and terms of use may be altered or amended at Amazon’s sole discretion, including changes regarding the cost of securing these services, and changes that increase the burden of compliance with its requirements, may cause us to significantly alter our business model or incur additional costs in order to comply, which could negatively impact our results of operations. Non-compliance with applicable terms of use and policies can result in the removal of one or more products from the marketplace and suspension of fulfillment services either of which could have a material adverse effect on our business and results of our operations. Although we exert efforts in order to ensure ongoing compliance and no notices of non-compliance have been received to date, we cannot assure you that events of this kind will not occur in the future.

Our subsidiary’s eCommerce operations rely on other information technologies and systems to operate its business and to maintain its competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business.

We depend on sophisticated information technologies and systems, technology and systems used for Wellution’s websites and apps, customer service, logistics and fulfillment, supplier connectivity, communications and administration. As our operations grow in size, scope and complexity, we will need to continuously improve and upgrade our systems and infrastructure to offer an increasing number of consumer-enhanced services, features and functionalities, while maintaining and improving the reliability and integrity of our systems and infrastructure.

Our future success also depends on our ability to use A.I. tools and infrastructure, including logistics and fulfillment platform which leverages, to meet rapidly evolving eCommerce trends and demands. The emergence of alternative platforms may require us to continue to invest in new and costly technology. We may not be successful, or we may be less successful than our competitors, in adopting technologies that operate effectively across multiple eCommerce platforms, which would negatively impact our business and financial performance. New developments in other areas, such as cloud computing providers, could also make it easier for competitors to enter our markets due to lower up-front technology costs. In addition, we may not be able to maintain our existing systems or replace our current systems or introduce new technologies and systems as quickly or cost effectively as we would like. Failure to invest in and adapt to technological developments and industry trends may have a material adverse effect on our business, results of operations, financial condition and prospects.

Our subsidiary’s eCommerce operations rely on data provided by third parties, the loss of which could limit the functionality of our platforms, cause us to invest in the wrong product or disrupt our business.

We use third party software to determine market trends and what markets to enter into. Our ability to successfully use this software depends on our ability to analyze and utilize data, including search engine results, provided by unaffiliated third parties, primarily, Google and Amazon. Some of this data is provided to us pursuant to third-party data sharing policies and terms of use, under data sharing agreements by third-party providers or by customer consent. The majority of this data is sourced for free or for de minimis amounts. These sources of data allow us, along with A.I. tools, to determine trends, performance and consumer sentiment on products and searches within eCommerce platforms. This functionality allows us to help determine which products to market, in some cases manufacture through contract manufacturers, import and sell on eCommerce marketplaces. The connection to multiple eCommerce platforms through application programming interfaces allow us to develop the automation of the purchase of marketing and automate the change of pricing of product listings on those eCommerce platforms.

In the future, any of these third parties could change its data sharing policies, including making them more restrictive, charging fees or altering its algorithms that determine the placement, display and accessibility of search results and social media updates, any of which could result in the loss of, or significant impairment to, our ability to collect useful data. These third parties could also interpret our, or our service providers’, data collection policies or practices as being inconsistent with their policies, which could result in the loss of our ability to collect this data. Privacy concerns may cause end users to resist providing the personal data necessary to allow us to determine market trends as well as our ability to effectively retain existing customers. Privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. Any such changes could impair our ability to use data and could adversely impact select functionality of our proprietary software, impairing our ability to use this data to anticipate customer demand and market trends, as well as adversely affecting our business and our ability to generate revenue.

Our subsidiary’s eCommerce operations depend on our ability to build and maintain strong product listings on eCommerce platforms. We may not be able to maintain and enhance our product listings if we receive a substantial number of customer complaints, negative publicity or otherwise fail to live up to customers’ expectations, any of which could materially adversely affect our business, results of operations and growth prospects.

Maintaining and enhancing our product listings is critical in expanding and growing our business. However, a significant portion of our perceived performance to the customer depends on third parties outside of our control, including suppliers and logistics providers such as FedEx, UPS, postal services and other third-party delivery agents and online retailers, mainly Amazon. Because our agreements with our online retail partners are generally terminable at will, we may be unable to maintain these relationships, and our results of operations could fluctuate significantly from period to period. Because we rely on third party logistics companies to deliver our products, we are subject to shipping delays or disruptions caused by inclement weather, natural disasters, labor activism, health epidemics or bioterrorism. In addition, because we rely on national, regional and local transportation companies for the delivery of some of our other products, we are also subject to risks of breakage or other damage during delivery by any of these third parties. If these third parties do not meet our or our customers’ expectations, our brands may suffer irreparable damage. In addition, maintaining and enhancing our current and future brands may require us to make substantial investments, and these investments may not be yield sufficient returns. If we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to anticipate market trends and customer demand and to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our suppliers, which we may not be able to do successfully.

A substantial number of customer complaints or negative publicity about our sites, products, delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites or our sites, could rapidly and severely diminish consumer views of our products and result in harm to our brands. Customers may also make safety-related claims regarding products sold through our online retail partners, such as Amazon, which may result in an online retail partner removing the product from its marketplace. Such removal may materially impact our financial results depending on the product that is removed and length of time that it is removed. We also use and rely on other services from third parties, such as our telecommunications services, and those services may be subject to outages and interruptions that are not within our control.

Our subsidiary’s eCommerce operations’ efforts to acquire or retain customers, and our efforts to sell new products or increase sales of our existing products, may not be successful, which could prevent us from maintaining or increasing our sales and achieving profitability.

If we do not successfully promote and sustain our new and/or existing product listings and brands through marketing and other tools, we may fail to maintain or increase our sales and achieve profitability. Promoting and positioning our brands and product listings will depend largely on the success of our marketing efforts, our ability to attract customers cost effectively and our ability to consistently provide a high-quality product and maintain consumer satisfaction. We also use promotions to drive sales, which may not be effective and may adversely affect our gross margins. Our investments in marketing may not effectively reach potential customers, potential customers may decide not to buy our products or the spending of customers that purchase from us may not yield the intended return on investment, any of which could negatively affect our financial results. The failure of our marketing activities could also adversely affect our ability to promote our product listings and sell our products, and to develop and maintain relationships with our customers, retailers and brands, which may have a material adverse effect on our business, results of operations, financial condition and prospects.

If our subsidiary’s eCommerce operations fail to offer high-quality customer support, our business and reputation may suffer.

High-quality education and training of customer support personnel to deliver high-quality customer support are important for the successful retention of existing customers. Providing this education, training and support requires that our support personnel have specific knowledge and expertise of our products and markets, making it more difficult for us to hire experienced personnel and to scale up our support operations. The importance of high-quality customer support will increase as we expand our business and pursue new customers. If we do not provide effective and timely ongoing support, our ability to retain existing customers may suffer, and our reputation with existing or potential customers may be harmed, which would have a material adverse effect on our business, results of operations, financial condition and prospects.

Our subsidiary’s eCommerce operations’ efforts to expand our business into new brands, products, services, technologies and geographic regions will subject us to additional business, legal, financial and competitive risks and may not be successful.

Wellution’s business success depends to some extent on our ability to expand our consumer offerings by launching new brands, products and services and by expanding our existing offerings into new geographic regions. Our strategy is to use our skills to determine which markets to enter and optimize the mix of products and services that we offer.

Launching new brands, products and services requires significant upfront investments, including investments in marketing (namely digital marketing and Pay Per Click (PPC), information technology and additional personnel. We operate in highly competitive industries with relatively low barriers to entry and must compete successfully in order to grow our business. We may not be able to generate satisfactory revenue from these efforts to offset these costs. Any lack of market acceptance of our efforts to launch new brands, products or services or to expand our existing offerings could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, as we continue to expand our fulfillment capability or add new businesses with different requirements, our logistics networks will become increasingly complex and operating them will become more challenging. There can be no assurance that we will be able to operate our networks effectively.

We have also entered and may continue to enter new markets and provide product offerings in which we have limited or no experience, which may not be successful or appealing to our customers.

The eCommerce consumer products goods industry is subject to evolving standards and practices, as well as changing consumer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers depends, in part, on our ability to enhance and improve our existing tools that enable us to pinpoint new markets and introduce new products. The success of any enhancements or new instruments depends on, in part, market-accepted pricing levels and overall market acceptance. We may not be successful in these efforts, which could result in significant expenditures that could impact our revenue or distract management’s attention from current offerings.

Increased emphasis on the sale of new products could distract us from sales of our existing products in existing markets, negatively affecting our overall sales. We have invested and expect to continue to invest in new businesses, products, features, services and technologies. Such endeavors may involve significant risks and uncertainties, including insufficient revenue from such investments to offset any new liabilities assumed and expenses associated with these new investments, inadequate return of capital on our investments, distraction of management from current operations and unidentified issues not discovered in our due diligence of such investments that could cause us to fail to realize the anticipated benefits of such investments and incur unanticipated liabilities. Because these new strategies and offerings are inherently risky, no assurance can be given that they will be successful. Our new features or enhancements could fail to attain sufficient market acceptance for many reasons, including:

●	delays in introducing products in new markets;

●	failure to accurately predict market demand or end consumer preferences;

●	introduction of competing products;

●	poor financial conditions for our customers or poor general macroeconomic conditions;

●	changes in legal or regulatory requirements, or increased legal or regulatory scrutiny, adversely affecting our products;

●	failure of our brands, and products, digital promotion activities or negative publicity about the performance or effectiveness of our existing brands and products; and

●	disruptions or delays in the online retailers and, or in addition to, logistics providers distributing our products.

There is no assurance that we will successfully identify new opportunities or develop and bring new products to market on a timely basis, which could materially and adversely affect our business and operating results and compromise our ability to generate revenue.

Our subsidiary’s eCommerce operations’ use of social media and email may adversely impact our reputation or subject us to fines or other penalties.

We use social media and email as part of our digital marketing efforts. As laws and regulations rapidly evolve to govern the use of these channels, the failure by us, our employees or third parties acting at on our behalf to abide by applicable laws and regulations in the use of these channels could adversely affect our reputation or subject us to fines or other penalties. In addition, our employees or third parties acting on our behalf may knowingly or inadvertently make use of social media in ways that could lead to the loss or infringement of intellectual property, as well as the public disclosure of proprietary, confidential or sensitive personal information of our business, employees, customers or others. Any such inappropriate use of social media or email could also cause reputational damage.

Customers value readily available information concerning retailers and their goods and services and often act on such information without further investigation and with no regard to its accuracy. Our customers may engage with us online through our social media platforms, including Facebook and Instagram, by providing feedback and public commentary about all aspects of our business. Information concerning us or our retailers and brands, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition and prospects.

With respect to our subsidiary’s eCommerce operations, if our emails are not delivered and accepted or are routed by email providers less favorably than other emails, or our sites or mobile applications are not accessible or are treated disadvantageously by Internet service providers, our business may be substantially harmed.

If email providers or Internet service providers, or ISPs, implement new restrictive email or content delivery or accessibility policies, including with respect to net neutrality, or begin enforcement of existing policies, it may become more difficult to deliver emails to our customers or for customers to access our sites, products and services. For example, certain email providers, including Google, categorize our emails as “promotional”, and these emails are directed to an alternate, and less readily accessible, section of a customer’s inbox. If email providers materially limit or halt the delivery of our emails, or if we fail to deliver emails to customers in a manner compatible with email providers’ email handling or authentication technologies, our ability to contact customers through email could be significantly restricted. In addition, if we are placed on “spam” lists or lists of entities that have been involved in sending unwanted, unsolicited emails, our operating results and financial condition could be substantially harmed. Further, if ISPs prioritize or provide superior access to our competitors’ content, our business and results of operations may be negatively impacted.

Our subsidiary’s eCommerce operations are subject to risks related to online payment methods.

We accept payments using a variety of methods, including credit card, debit card, PayPal, Payoneer, credit accounts (including promotional financing) and gift cards. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. In addition, our credit card and other payment processors could impose receivable holdback or reserve requirements in the future. We rely on third parties to provide payment processing services, including the processing of credit cards and debit cards, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card or debit card payments from customers or to facilitate other types of online payments. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

With respect to our subsidiary’s eCommerce operations, if we are unable to manage our inventory effectively, our operating results could be adversely affected.

To ensure timely delivery of products, we generally enter into purchase orders in advance with manufacturers. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of product purchases. We rely on our procurement team to order products and we rely on our data analytics to inform the levels of inventory we purchase, including when to reorder items that are selling well and when to write off items that are not selling well. In these instances, we may be unable to always predict the appropriate demand for our products by customers with accuracy, which may result in inventory shortages, inventory write offs and lower gross margins.

If our sales and procurement teams do not predict demand well or if our algorithms do not help us reorder the right products or write off the right products timely, we may not effectively manage our inventory, which could result in inventory excess or shortages, and our operating results and financial condition could be adversely affected.

Our subsidiary’s eCommerce operations, including the costs and supply chain, are subject to risks associated with sourcing, importing and warehousing.

We source the products we offer from third-party vendors and, as a result, we may be subject to price fluctuations or demand disruptions. Our operating results could be negatively impacted by increases in the prices of our products, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and types of products, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current product categories and types. We may not be able to pass increased costs on to customers, which could adversely affect our operating results.

In addition, we cannot guarantee that products we receive from vendors will be of sufficient quality or free from damage or defects, or that such merchandise will not be damaged during shipping or storage. While we take measures to ensure product quality and avoid damage, including evaluating vendor facilities, operations and product samples, conducting inventory inspections and inspecting returned products, we cannot control merchandise while it is out of our possession or prevent all damage while in our distribution centers. We may incur additional expenses and our reputation could be harmed if or current or potential customers believe that our merchandise is not of high quality or may be damaged.

Risks associated with the suppliers from whom our products are sourced could materially adversely affect our financial performance, as well as our reputation and brand.

We depend on our ability to provide our customers with a wide range of products from high quality suppliers in a timely and efficient manner. Our agreements with most of our suppliers do not provide for the long-term availability of merchandise or the continuation of particular pricing practices, nor do they usually restrict such suppliers from selling products to other buyers or directly themselves. There can be no assurance that our current suppliers will continue to seek to sell us products on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and offer high quality products to our customers is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to offer a sufficient amount and variety of quality products on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be materially adversely affected.

We also are unable to predict whether any of the countries in which our suppliers’ products are currently manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the U.S. or foreign governments or the likelihood, type or effect of any such restrictions. Any event causing a disruption or delay of imports from suppliers with international manufacturing operations, including the imposition of additional import restrictions, restrictions on the transfer of funds or increased tariffs or quotas, could increase the cost or reduce the supply of merchandise available to our customers and materially adversely affect our financial performance as well as our reputation and brand. Our competitors may have greater existing inventory positions and other advantages that may allow them to price more competitively relative to our products. Furthermore, some or all of our suppliers’ foreign operations may be adversely affected by political and financial instability, resulting in the disruption of trade from exporting countries, restrictions on the transfer of funds or other trade disruptions.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume and timing of the orders we receive, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in consumer preferences, a weakening in global economies or inflation, may result in decreased net revenue levels, and we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our income (loss) from operations after tax in a given quarter to be lower or higher than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of equity awards granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given quarter may be lower than expected.

Our subsidiary’s eCommerce operation’s operating results are subject to seasonal fluctuations.

The eCommerce business is seasonal in nature and the fourth quarter is a significant period for our operating results due to the holiday season. As a result, revenue generally declines and loss from operations generally increases in the first quarter sequentially from the fourth quarter of the previous year. Any disruption in our ability to process and fulfill customer orders during the fourth quarter could have a negative effect on our quarterly and annual operating results. For example, if a large number of customers purchase our products in a short period of time due to increased holiday demand, inefficient management of our inventory may prevent us from efficiently fulfilling orders, which may reduce sales and harm our brands.

The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business and operating results.

We currently have registered trademarks for our brands in numerous jurisdictions and have registered the Internet domain names for our websites, as well as various related domain names. However, we have not registered our trademarks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. If we do not have, or cannot obtain on reasonable terms, the ability to use our marks in a particular country or to use or register any of our domain names, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand names. Furthermore, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we may not be able to register, use or maintain the domain names that utilize the Wellution name in all of the countries in which we currently or intend to conduct business.

Any significant disruption in service on our websites or apps or in our computer systems, a number of which are currently hosted or provided by third-party providers, could materially affect our ability to operate, damage our reputation and result in a loss of customers, which would harm our business and results of operations.

Our ability to sell and market our products relies on FBA platform whose functionality relies upon a number of third-party related services, including those relating to cloud infrastructure, technology services, servers, open-source libraries and vendor application programming interfaces. Any disruption or loss of any of these third-party services could have a negative effect on our business, results of operations, financial condition and prospects. We may experience interruptions in our systems, including server failures that temporarily slow down or interfere with the performance of our platforms and the ability to sell on eCommerce marketplaces.

Interruptions in these systems, whether due to system failures, human input errors, computer viruses or physical or electronic break-ins, and denial-of-service attacks on us, third-party vendors or communications infrastructure, could affect the availability of our services on our platform and prevent or inhibit the ability of selling our products. Volume of traffic and activity on eCommerce marketplaces spikes on certain days, such as during a Black Friday promotion, and any such interruption would be particularly problematic if it were to occur at such a high-volume time. Problems with the reliability of our systems or third-party marketplaces could prevent us from earning revenue and could harm our reputation. Damage to our reputation, any resulting loss of customers, eCommerce confidence and the cost of remedying these problems could negatively affect our business, results of operations, financial condition and prospects.

Our ability to maintain communications, network and computer hardware in the countries in which they are used may in the future be subject to regulatory review and licensing, and the failure to obtain any required licenses could negatively affect our business. Our systems and infrastructure are predominately reliant on third parties. Problems faced by our third-party service providers with the telecommunications network providers with whom they contract or with the systems by which they allocate capacity among their users, including us, could adversely affect the experience of our customers. Our third-party service providers could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy or reorganization, faced by our third-party service providers or any of the service providers with whom they contract may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party service providers are unable to keep up with our needs for capacity, this could have an adverse effect on our business. Any errors, defects, disruptions or other performance problems with our services could harm our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.